Exhibit 3.5

                            CERTIFICATE OF AMENDMENT
                                       OF
                    THE RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                         LEHMAN BROTHERS HOLDINGS INC.

     Lehman Brothers Holdings Inc., a Delaware corporation (the "Corporation"), having its registered office at The Prentice-Hall Corporation System, Inc., 2711 Centerville Road, in the City of Wilmington, in the County of New Castle, hereby certifies to the Secretary of State of the State of Delaware that:
          FIRST: The first paragraph of Article 4.1 of the Restated Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:
                  "4.1 Authorized Shares. The total number of shares of capital stock which the Corporation shall have authority to issue is six hundred million (600,000,000) shares of common stock with one vote per share, $0.10 par value per share (the "Common Stock"), and thirty-eight million (38,000,000) shares of preferred stock, $1.00 par value per share (the "Preferred Stock"). Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation (the "Board of Directors") or any committee thereof established by resolution of the Board of Directors pursuant to the By-Laws prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware."

               SECOND: The Board of Directors of the Corporation by requisite vote adopted a resolution which sets forth the foregoing amendment to the Restated Certificate of Incorporation, in accordance with Section 242 of the General Corporation Law of the State of Delaware, declaring that the amendment to the Restated Certificate of Incorporation as proposed was advisable and directing that it be considered at the next annual meeting of the stockholders of the Corporation.

               THIRD: The amendment has been consented to and authorized and approved by a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, and has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

             FOURTH: This Certificate of Amendment of the Restated Certificate of Incorporation shall be effective on filing.

         IN WITNESS WHEREOF, Lehman Brothers Holdings Inc. has caused this Certificate to be signed on this 9th day of April 2001 in its name and on its behalf by Jeffrey A. Welikson, its Secretary, pursuant to Section 103 of the General Corporation Law of the State of Delaware.


                                        LEHMAN BROTHERS HOLDINGS INC.



                                      By:       /s/ Jeffrey A Welikson
                                    -----------------------------------------
                                                   Jeffrey A. Welikson
                                                   Secretary

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